SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 10, 2005

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)

(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2005 First Quarter Results

May 10, 2005: JSG Funding plc (‘JSG Funding,’ ‘JSG’ or the ‘Group’) today announced results for the 3 months ended March 31, 2005.

	1Q ‘05	1Q ‘04	Change	1Q ‘05	4Q ‘04	Change
	€ m	€ m	%	€ m	€ m	%

Net sales – continuing	1,040	1,068	(3)%	1,040	1,072	(3)%

EBITDA – continuing*	108	121	(11)%	108	142	(24)%

EBITDA Margin – continuing*	10.4%	11.4%	(9)%	10.4%	13.2%	(21)%

*Pre-exceptional EBITDA of subsidiaries only

Net sales	1,052	1,200	(12)%	1,052	1,193	(12)%

EBITDA*	109	142	(24)%	109	160	(32)%

EBITDA Margin*	10.3%	11.8%	(13)%	10.3%	13.4%	(23)%

*Pre-exceptional EBITDA of subsidiaries only

Free cash flow	(33)	13	NM	(33)	22	NM

Net debt at period end (including capital leases)	2,621	3,118	(16)%	2,621	2,913	(10)%

First Quarter, 2005: Summary

2005 first quarter results reflect difficult market conditions in Europe offset, in part, by the continued strength of our Latin American operations. The disposal of Munksjö’s specialty paper and pulp operations with effect from January 1, 2005 has a significant impact on the comparison of our reported results. Therefore we intend to focus our comments on continuing operations, which excludes these operations as well as Munksjo’s tissue business, the sale of which we expect to complete later this month. The decline in sales and EBITDA from continuing operations primarily reflects weak market conditions in Europe with a consequent impact on product pricing. JSG’s Latin American operations reported positive results for the first quarter, which was partly offset by a 4% adverse translation impact due to a relatively weak US dollar.

First Quarter, 2005: Year-on-year performance

First quarter continuing net sales of €1,040 million decreased 3% against €1,068 million in the first quarter of 2004. First quarter continuing EBITDA, before exceptional items, of €108 million decreased 11% against €121 million in the first quarter of 2004. Continuing EBITDA, before exceptional items, of €108 million represents a margin of 10.4% on net sales against 11.4% in the first quarter of 2004.

First Quarter, 2005: Quarter-on-quarter performance

First quarter continuing net sales decreased €32 million or 3% on the fourth quarter of 2004. First quarter continuing EBITDA, before exceptional items, of €108 million decreased 24% against €142 million in the fourth quarter of 2004. Continuing EBITDA, before exceptional items, of €108 million represents a margin of 10.4% on net sales against 13.2% in the fourth quarter of 2004.

First Quarter, 2005: Summary Cash Flows & Capital Structure

A cash outflow in the first quarter of €33 million compares to an inflow of €13 million in the same quarter of 2004. This operating deficit primarily reflects adverse market conditions and lower operating profit year-on-year. Net borrowing at March 31, 2005, was €2,605 million (excluding €16 million of capital leases). This represents a 16% decrease in debt levels from €3,091 million at March 31, 2004 and a 10% decrease from €2,895 million at December 31, 2004. Net proceeds from the disposal of Munksjö’s specialty paper and pulp operations were €425 million. Net debt to capitalisation was 76.8% at March 31, 2005.

Corporate Activity

New Offerings

On January 13, 2005, JSG Funding commenced a tender offer to purchase for cash all outstanding existing 15.5% subordinated notes. All of the euro 15.5% subordinated notes and 99.99% of the dollar 15.5% subordinated notes were tendered. The tender offer was completed on February 14, 2005. In January 2005, JSG Funding completed an offering of €217.5 million and US$200 million of 7.75% subordinated cash-pay notes due 2015. JSG Funding applied the proceeds from this offering to fund the purchase of the 15.5% subordinated notes tendered. This new issue lowers JSG Funding’s cost of debt.

Concurrent with the completion of this offering of notes, JSG Holdings plc, the indirect parent of JSG Funding, completed an offering of €325 million of 11.5% senior PIK notes due 2015, substantially all of the net proceeds of which were loaned to JSG Packaging Limited, its parent, which in turn, returned the net proceeds to its shareholders by means of a share capital reduction under Irish law. No separate financial information for JSG Holdings plc is included in this release.  JSG Holdings plc is a holding company with no business operations.

Product Market Overview

Europe

European market conditions remained very challenging in the first quarter of 2005. The European recycled containerboard industry is experiencing significant capacity additions against a backdrop of poor demand growth which continues to impact upon overall industry performance. While the industry is experiencing the shut down of certain inefficient capacity, JSG, in addition, continues to focus on reducing costs and further integrating its containerboard and corrugated operations. An integrated system provides support for JSG’s operating margins and the cash flow generation of the business in difficult market conditions.

Kraftliner volumes declined 11% on the first quarter of 2004. This decline partially reflects a relatively strong first quarter in 2004, when there was an element of customer purchasing ahead of announced price increases. The opposite is prevailing in 2005. Market conditions remain very difficult and there is evidence of increased imports of kraftliner into the European market in the first quarter. Kraftliner pricing is under pressure with prices in the first quarter of 2005, €50 per tonne or 11% higher than the comparable period in 2004.

Recycled containerboard volumes declined 6% on the first quarter of 2004. This decline reflects, in part, the closure of the Dublin and Cordoba mills, the build up of inventory for these markets by Mengibar and Townsend Hook and lower shipments in the UK due to the closure of the Tamworth corrugated plant. JSG’s focus on increased levels of integration resulted in an increase in volumes in Germany and France of 1% and 2% respectively. Recycled containerboard prices declined 3% on 2004 first quarter levels. OCC price increases during the first quarter of 2005, also resulted in some margin squeeze in recycled containerboard.

European corrugated volumes, reflecting weak market conditions, declined 4% on first quarter 2004 levels. France and Italy were weaker than expected with volume declines of 5% and 6% respectively. However, JSG’s corrugated operations in Spain, Holland, Portugal and Poland reported positive growth in volumes in the first quarter on 2004 levels. On average, European corrugated prices declined €7 per tonne or 1% on 2004 levels.

Latin America

JSG’s Latin American operations continued to report positive results following record operating results for the full year 2004. Sales continued to grow in double digits in the first quarter of 2005 in their reporting currency, the US dollar. EBITDA, however, declined over 3% on first quarter 2004 levels in US dollar terms. The impact of the weaker dollar translated this decline to over 7% in reported euro results. This decline primarily reflects predicted changes to market conditions in Venezuela where product prices declined and currency devaluation occurred in March, 2005. All of JSG’s other countries of operation reported growth in EBITDA (in US dollar terms) on 2004 levels. Latin American containerboard and corrugated volumes increased 3% and 6% respectively year-on-year. Both average containerboard prices and average corrugated prices increased on 2004 levels.

The Colombian economy continues to grow following 4% GDP growth in the full year 2004. Volume improvements and price increases continued in the first quarter. Containerboard and corrugated volumes increased 10% and 13% respectively year-on year.

Mexican volumes declined 4% in containerboard and 8% in corrugated on first quarter 2004 levels in a softening Mexican economy. These declines reflect an inventory reduction across the country’s customer base.  Containerboard prices increased 14% which resulted in an increase in corrugated prices of 10%. Despite the improved corrugated prices year-on-year, however, the increase was more than offset by increases in other input costs.

Containerboard volumes in Venezuela were unchanged while corrugated volumes increased 19%. The de-coupling of containerboard and corrugated volume growth reflects the fact that JSG’s containerboard operations are operating at effectively full capacity in Venezuela. Despite the strong increase in corrugated volumes, however, corrugated prices declined 8% year-on-year, due to significantly increased external competition, resulting in Venezuela’s reported performance being weaker than the first quarter of 2004.

Argentina had a strong first quarter in volume terms. Corrugated and containerboard volumes both increased 11% on 2004 levels. Rising paper and other input costs impacted the performance of the corrugated operations in the first quarter.

In Chile, JSG’s converting operation started production in 2004 while the corrugator started in the first quarter of 2005 and had higher than expected volumes. The competitive environment and rising input costs, however, resulted in a modest loss for the corrugated operations for the first quarter. It is expected to turn profitable in the near term.

First Quarter 2005: Cash flows

First quarter 2005 free cash flow was a deficit of €33 million compared to a surplus of €13 million in the comparable period in 2004 principally due to lower operating profits year-on-year.

First quarter capital expenditure of €38 million represented 69% of depreciation compared to 59% in the first quarter of 2004. The relative year-on-year increase in capital expenditure, as a percentage of depreciation, reflects the absence of Munksjö’s specialty paper and pulp operations in the first quarter of 2005 with a corresponding impact on the depreciation charge. Consistent with the Group’s focus on controlled capital expenditure, the target for 2005 remains at or close to 80% of deprecation.

Working capital increased by €13 million in the first quarter reflecting higher debtors, stocks and creditors. As a percentage of annualised net sales, however, working capital of €324 million at March, 2005 was 7.7% compared to 7.6% at December, 2004 and 9.5% at March, 2004.

JSG’s operating deficit for the first quarter was more than offset by the proceeds from the sale of Munksjö’s specialty paper and pulp operations in the period. This resulted in a total surplus of approximately €180 million for the first quarter of 2005. JSG received net proceeds of €425 million from the sale of the Munksjö operations - €273 million of which is recorded within “sale of operations”, €157 million within the movement on net borrowing as the repayment of inter-company loans, partly offset by cash disposed of €5 million. In addition, JSG sold the Voghera mill in Italy for €10 million.  We received €3 million in cash and the balance is payable over a three year period.

Financing and investment outflows in the first quarter of 2005 relate primarily to costs arising in respect of the refinancing completed in February 2005. Refinancing costs of €53 million comprise the €51 million premium paid for the early redemption of the PIK together with waiver fees of approximately €2 million. The debt issuance costs of €8 million relate to the new senior notes.

The net surplus of €213 million from financing and investment activity less the free cash flow deficit of €33 million, resulted in a total surplus of approximately €180 million for the first quarter compared to €21 million in 2004. The surplus for the quarter was increased by the €157 million of Munksjö inter-company debt repaid offset by the add-back of non-cash interest, currency and net cash of approximately €5 million in the Munksjö operations. These movements resulted in a decrease in net borrowing of approximately €291 million.

Currency movements, primarily the strengthening of the US dollar relative to the euro, resulted in an increase in the value of non-euro debt and a currency translation loss of € 30 million in the first quarter of 2005. This compares to €28 million in the first quarter of 2004. In total, net borrowing at the JSG Funding level was €2,605 million (€2,621 million including capital leases of €16 million) at March 2005 compared to €2,895 million (€2,913 million including leases) at December 2004 and €3,091 million (€3,118 million including leases) at March 2004.

Summary cash flows for the first quarter are set out in the following table:

	3 months to	3 months to
	March 31, 2005	March 31, 2004
	€ Million	€ Million
Loss before tax - subsidiaries	(68)	(6)
Exceptional items	(33)	—
Depreciation and depletion	55	66
Goodwill amortization	10	12
Non cash interest expense	32	15
Refinancing costs	53	—
Working capital change	(13)	(13)
Capital expenditure	(38)	(39)
Change in capital creditors	(14)	(7)
Sales of fixed assets	1	4
Tax paid	(14)	(19)
Other	(4)	—
Free cash flow	(33)	13
Investments	(1)	(1)
Sale of businesses and investments	276	—
Dividends paid to minorities	(1)	(1)
Transaction fees	—	(1)
Deferred debt issue costs	(8)	—
Amounts transferred from affiliates	—	11
Refinancing costs	(53)	—
Net cash inflow	180	21
Net cash disposed	(5)	—
Munksjö inter-company debt repaid	157	—
Non-cash interest accrued	(11)	(10)
Currency translation adjustments	(30)	(28)
Decrease/(increase) in net borrowing	€291	€(17)

Performance Review and Outlook

Gary McGann, Chief Executive Officer, commented “Our reduced financial performance reflects extremely challenging business conditions in Europe today. A combination of excess new capacity, below trend line demand growth and a strong currency impact is reflected in a significant reduction to EBITDA. Despite that, the Group continues to deliver against its underlying objective of “controlling the controllables”.

For Latin America, a strong financial performance within this quarter follows record operating results for 2004.  While we are pleased to report double digit revenue growth for the region as a whole, there are some indications of weakening demand in Mexico. However, we have confidence in our progress in the region.”

Website access to reports

JSG Funding’s annual report on Form 20-F, current reports on Form 6-K, the April 2003 registration statement on Form F-4 and all amendments to those reports are made available free of charge through the Registrant’s website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Contacts				Information
Gary McGann	Chief Executive Officer	Jefferson Smurfit Group	+353 1 202 7000	Beech Hill, Clonskeagh
Tony Smurfit	Chief Operating Officer	Jefferson Smurfit Group	+353 1 202 7000	Dublin 4, Ireland
Ian Curley	Chief Financial Officer	Jefferson Smurfit Group	+353 1 202 7000	Ph +353 1 202 7000
Mark Kenny		K Capital Source	+353 1 631 5500	smurfit@kcapitalsource.com

JSG Funding plc

Summary Group Profit and Loss Accounts

	3 months to March 31, 2005	3 months to March 31, 2004
	€ 000	€ 000
Turnover
Continuing operations	1,040,119	1,068,016
Discontinued operations	11,523	131,919
	1,051,642	1,199,935
Cost of sales	763,222	870,172
Gross profit	288,420	329,763
Net operating expenses	240,814	261,940
Reorganization and restructuring costs - continuing	9,606	—
Operating profit subsidiaries
Continuing operations	38,134	52,763
Discontinued operations	(134)	15,060
	38,000	67,823
Share of associates’ operating profit	1,053	2,669
Total operating profit	39,053	70,492

Profit on sale of operations	36,962	—

Interest income	3,614	2,030
Interest expense	(66,387)	(71,832)
Loss from early extinguishment of debt	(76,416)	—
Share of associates’ net interest	(232)	(103)
	(139,421)	(69,905)

Other financial expense	(3,318)	(4,033)

Loss before taxation	(66,724)	(3,446)
Taxation
Group	8,936	19,787
Share of associates	(10)	(99)
	8,926	19,688

Loss after taxation	(75,650)	(23,134)
Equity minority interests	1,661	3,712
Net loss	€(77,311)	€(26,846)

Companies (Amendment) Act, 1986

The financial statements in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. Full group accounts for JSG Funding for the year ended December 31, 2003 have received an unqualified audit report and have been filed with the Irish Registrar of Companies.

JSG Funding plc

Segmental Analyses

Sales - third party

	3 months to March 31, 2005	3 months to March 31, 2004
	€ 000	€ 000

Packaging	747,029	785,253
Specialities	123,552	250,687
Europe	870,581	1,035,940

Latin America	181,061	163,995
	€1,051,642	€1,199,935

Loss before taxation

	3 months to March 31, 2005	3 months to March 31, 2004
	€ 000	€ 000

Packaging	29,316	35,161
Specialities	5,139	19,535
Associates	1,030	1,893
Europe	35,485	56,589

Packaging	26,203	28,447
Associates	22	776
Latin America	26,225	29,223

Center costs	(6,649)	(7,607)

Profit before goodwill amortization, interest and exceptional items	55,061	78,205
Goodwill amortization	(9,720)	(11,746)
Group net interest	(139,189)	(69,802)
Share of associates’ net interest	(232)	(103)
Profit before exceptional items	(94,080)	(3,446)

Reorganization and restructuring costs	(9,606)	—
Profit on sale of operations	36,962	—
Loss before taxation	€(66,724)	€(3,446)

JSG Funding plc

Summary Group Balance Sheets

	March 31, 2005	March 31, 2004
	€ 000	€ 000
Assets Employed
Fixed Assets
Intangible assets	1,326,938	1,430,411
Tangible assets	2,084,911	2,422,496
Financial assets	83,827	83,092
	3,495,676	3,935,999

Current Assets
Stocks	407,438	470,397
Debtors	889,576	969,970
Amounts due by affiliates	386	356
Amounts due by affiliates after more than one year	271,036	270,074
Cash at bank and in hand	207,345	161,430
	1,775,781	1,872,227
Creditors (amounts falling due within one year)	1,115,275	1,211,176
Net current assets	660,506	661,051
Total assets less current liabilities	€4,156,182	€4,597,050

Financed by
Creditors (amounts falling due after more than one year)	2,654,050	3,020,137
Government grants	13,691	14,768
Provisions for liabilities and charges	187,231	225,523
Pension liabilities (net of deferred tax)	392,088	360,403
	3,247,060	3,620,831

Capital and Reserves
Called up share capital	40	40
Other reserves	940,818	916,526
Profit and loss account	(152,883)	(59,130)
Group shareholders’ funds (equity interests)	787,975	857,436

Minority interests (equity interests)	121,147	118,783
	909,122	976,219
	€4,156,182	€4,597,050

JSG Funding plc

Statements of Total Recognized Gains and Losses

	3 months to March 31, 2005	3 months to March 31, 2004
	€ 000	€ 000
(Loss) / profit for the period
• Group	(79,334)	(28,766)
• Associates	2,023	1,920
	(77,311)	(26,846)
Translation adjustments on foreign currency net investments
• Group	(5,184)	(14,254)

Actuarial gain recognized in retirement benefits schemes	1,369	3,180
Total recognized gains and losses relating to the period
• Group	(83,149)	(39,840)
• Associates	2,023	1,920
	€(81,126)	€(37,920)

Reconciliations of Movements in Shareholders’ Funds

	3 Months to March 31, 2005	12 Months to December 31, 2004
	€000	€000
At beginning of year	869,101	895,356
Net loss for the period	(77,311)	(34,489)
Actuarial gain / (loss) recognized in retirement benefit schemes	1,369	(6,988)
Translation adjustments on foreign currency net investments	(5,184)	15,222
At end of period	€787,975	€869,101

Reconciliation of Net Loss to EBITDA, before Exceptional Items

	3 months to March 31, 2005	3 months to March 31, 2004
	€ 000	€ 000
Net loss	(77,311)	(26,846)
Equity minority interests	1,661	3,712
Taxation	8,926	19,688
Share of associates’ operating profit	(1,053)	(2,669)
Profit on sale of assets and operations - subsidiaries	(36,962)	—
Reorganization and restructuring costs	9,606	—
Total net interest	139,421	69,905
Depreciation, depletion and amortization	64,304	78,169
EBITDA before exceptional items	€108,592	€141,959

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC

Date: May 10, 2005	By:	/s/ IAN J. CURLEY
Ian J. Curley
Director and Chief Financial Officer